LOCATEPLUS  CONTACT:
James  Fields
LocatePLUS  Holdings  Corp.
Tel:  978-921-2727

                   LOCATEPLUS ANNOUNCES ELECTION OF DIRECTORS

Beverly, Massachusetts, September 30, 2008. LocatePLUS Holdings Corporation (pink sheets: LPHC) announced that at its annual meeting the following individuals proposed by management were elected by a majority of those shares of Common stock present and voting:

     James Fields, to serve a three year term.
     Rich Nagle, to serve a three year term.
     Ralph Caruso, to serve a two year term.
     Paul DeRoche, to serve a one year term.
     David Skerrett, to serve a one year term.

JAMES C. FIELDS, 41, Mr. Fields was appointed by the Board of Directors in June 2007, as the President and CEO. In August, 2008 he was appointed Chairman. Prior to that, Mr. Fields was appointed Vice President of Finance, Treasurer,
Secretary and Acting Chief Financial Officer on March 31, 2003. Prior to that, Mr. Fields served as our Director of Finance since February 2001. Prior to joining us, Mr. Fields was the Controller and Vice President of operations at CO Space, a carrier neutral collocation company. Mr. Fields is a certified public accountant and holds a Bachelor of Arts in Accounting from the College of St. Scholastica, which he received in 1992, and a Masters of Business Administration from Babson College, which he received in 1999

RICH NAGLE, 48, is the founder and President of AeroComms, Inc., an independent business communications consultancy serving organizations and executives in the technology and aviation industries providing strategic counsel and high-level implementation to achieve marketing, sales, financial, and long-term business objectives. Prior to founding AeroComms in 2005, Nagle was co-founder and CEO of LNS Communications, a public media relations agency serving technology clients in the United States, Canada, Europe, and the Middle East. Mr. Nagle holds a bachelors degree in journalism from the University of Massachusetts at Amherst and currently serves on the board of directors of BOLD street, Inc., a wireless broadband software and services company based in Ottawa, Canada.

RALPH CARUSO, 57, is the founder and President of Caruso Companies, a conglomerate involved in many facets of industrial construction that has been in business for over 25 years. Mr. Caruso is currently a member of the Board of Directors.

PAUL L. DEROCHE, 55, a licensed CPA in Massachusetts is currently an employee of the CPA firm, Stafford, Gaudet, and Associates, LLC. Prior to his employment at Stafford, Gaudet, and Associates, Mr. DeRoche held a number of financial positions at various entities. From November, 1999 through July, 2006, he held the position of General Manager and CFO at B.G. Peck Company, a custom manufacturing facility. Mr. DeRoche has a B.S. in business administration from Salem State College and is currently a member of the Mass Society of CPA's and the American Institute of Certified Public Accountants. Mr. DeRoche is also a former member of the Greater Boston Manufacturing Partnership. Mr. DeRoche is also the former President, VP, Director, and Secretary of the Massachusetts Chapter of Construction Financial Management Association.

DAVID SKERRETT, 57, has been Vice President of the Middlesex Corporation for 23 years. Middlesex Corporation is in the top 400 heavy civil construction companies in the nation with $140 million in revenue. Mr. Skerrett holds a Bachelor of Engineering from College of Technology. Mr. Skerrett is currently a member of the Board of Directors.

The Company also announced that its proposition to increase the authorized shares of the Company from twenty five million shares to one hundred million shares was not approved by the shareholders.

James Fields, President and CEO stated, "Although the shareholders did not approve the increase in authorized shares, we are confident that we will be able to work with our current obligation holders to reach a satisfactory resolution to our current situation." Mr. Fields continued, "I am very pleased to have such a distinguished group on our Board. These individuals bring a wealth of knowledge and experience that will help the Company be successful while responding positively to all the developments in these uncertain economic times."



ABOUT LOCATEPLUS

LocatePLUS is an industry-leading provider of public information and investigative solutions that are currently being used in homeland security, anti-terrorism and crime fighting initiatives. The Company's proprietary, Internet-accessible database is marketed to business-to-business and business-to-government sectors worldwide. LocatePLUS' customer base exceeds 13,500 members, including over 2,000 law enforcement agencies, as well as many major police departments across the country. Clients include many of the nation's leading agencies.

Based on the 2000 United States Census figures and Company estimates, LocatePLUS has information on nearly 98% of the adult population and data entries relating to approximately 205 million individuals in the placecountry-regionUnited States
- maintained in one of the largest and most comprehensive XML data sources of its kind, capable of national delivery. For more information, visit the Company's Website at http://www.locateplus.com.

Safe Harbor Statement from LocatePLUS: Statements in this press release concerning the Company's business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and network or service offering growth, together with other statements that are not historical facts, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Any forward-looking statements are estimates, reflecting the best judgment of the party making such statements based upon currently available information and involve a number of risks and uncertainties, including the timing of any expansion of the Company's database, and other factors which could cause actual results to differ materially from those stated in such statements. Risks, uncertainties and factors which could affect the accuracy of such forward-looking statements are identified in the public filings made by the Company with the Securities and Exchange Commission, and forward-looking statements contained in this press release or in other public statements of the Company should be considered in light of those factors.

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